FOR RELEASE MAY 10, 2007CONTACT: Sonia Ross (403) 295-4532

NovAtel Inc. Reports Financial Results for the
First Quarter 2007

(Calgary, Alberta, Canada, May 10, 2007)— NovAtel Inc. (NASDAQ: NGPS), a precise positioning technology company, today reported its financial results for the first quarter ended March 31, 2007.

Revenues in the first quarter 2007 were CDN $20.3 million (US $17.5 million) compared to CDN $18.5 million (US $15.8 million) in the similar period a year ago. Net income for the first quarter 2007 was CDN $5.4 million (US $4.6 million) or CDN $0.61 (US $0.53) per share (diluted) compared to a net income of CDN $5.2 million (US $4.5 million) or CDN $0.59 (US $0.50) per share (diluted) in the similar period a year ago.

“Our first quarter 2007 revenue was the second-highest quarterly revenue in our history. Growth was largely driven by the Geomatics category, with revenue of $3.5 million, an improvement of 46% over the similar period in 2006,” said Jon Ladd, President and CEO. The growth was due to revenue associated with sales of Sokkia Co., Ltd.’s newest Global Navigation Satellite System (GNSS) survey product, which was developed by Point, Inc., NovAtel’s joint venture with Sokkia, as well as sales to other geomatics customers.

Revenue in NovAtel’s largest customer category, Special Applications, grew 5% to $14.4 million during the first quarter 2007 compared to 2006. Growth in the quarter was fueled by higher sales in the precision agriculture market and greater shipments of product into Asia. As expected and previously announced, growth in the Special Applications category was dampened by lower sales in the European survey and mapping market during the quarter.

First quarter 2007 revenue of $2.4 million from the Aerospace and Defence category rose by 4% over the similar period a year ago, largely due to achieving milestones in the development of the navigation ground reference receivers for Europe’s future Galileo system, and higher sales to the US Wide Area Augmentation System (WAAS) program.

“Our first quarter 2007 revenue grew by 10% over the comparable period last year, while our net income grew by 3% to $5.4 million. This was largely as a result of our commitment to increase our research and development expenditures, which rose from 17.3% of revenue in the first quarter of last year to 18.8% in the current quarter, as we focus on new precise positioning technology and broadening our product base. Our gross margins remained strong at 60.7% of revenue in the current quarter,” said Werner Gartner, Executive Vice President and CFO at NovAtel.

Foreign Exchange

Although approximately 95% of NovAtel’s revenues in Q1 2007 were earned in US dollars, the financial results are reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The CDN/US dollar exchange rate has declined from an average rate of approximately CDN $1.14 per US dollar in all of 2006 to a rate of approximately CDN $1.12 per US dollar as of April 24, 2007.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:
	Three months ended
	Mar. 31,2007	Mar. 31,2006
Canadian dollar per US dollar	$1.16	$1.17

* * * * *
During the conference call scheduled for this afternoon, NovAtel’s management will be providing updates and further information on the Special Applications, Aerospace & Defence and Geomatics revenue categories, near- and long-term business trends, and Topcon/Sokkia.

NovAtel will have a conference call today at 4:30 p.m. ET. Participants may access the conference call by dialing 1-866-902-2211 (North America) or 416-695-9719 (International). This call is also being webcast by VCall and can be accessed at NovAtel’s web site www.novatel.com or at www.InvestorCalendar.com.

A replay of the conference call will be available until May 17, 2007 by dialing 1-888-509-0081 (North America) or 416-695-5275 (International), Verbal Passcode 644348, or until July 15, 2007 at the web addresses noted above.

About NovAtel

NovAtel Inc. (NASDAQ:NGPS) is a leading provider of precision Global Navigation Satellite System (GNSS) components and subsystems that afford its customers rapid integration of precise positioning technology. The Company’s mission is to provide exceptional return on investment and outstanding service to our customers. An ISO 9001 certified company, NovAtel is focused on developing quality OEM products including receivers, antennas, enclosures and software that are integrated into high precision positioning applications worldwide. These applications include surveying, Geographical Information System (GIS) mapping, precision agriculture machine guidance, port automation, mining, marine and defence industries. NovAtel’s reference receivers are also at the core of national aviation ground networks in the USA, Japan, Europe, China and India. The Company is committed to providing its customers with advanced positioning technology through significant R&D investment focusing on the modernized Global Positioning System (GPS), the revitalized Russian GLONASS and the emerging European Galileo satellite systems, as well as the integration of additional complementary technologies such as Inertial Measurement Units (IMUs). For more information, visit www.novatel.com.

Certain statements in this news release, including those about the Company’s future plans and intentions, long-term growth prospects, levels of activity or other future events, are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘expect’’, ‘‘may’’, ‘‘could’’, ‘‘will’’, ‘‘potential’’, ‘‘intend’’, ‘‘estimate’’, ‘‘should’’, ‘‘plan’’, ‘‘predict’’, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company’s joint venture Point, Inc. (“Point”), impact and timing of large orders, U.S. dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, credit risks of customers and the Company’s joint venture Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in the Company’s Form 20-F for the year ended December 31, 2005 and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, Canadian dollars)
(Unaudited)
	Mar. 31, 2007	Dec. 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$3,588	$3,853
Short-term investments	48,811	45,454
Accounts receivable	15,303	13,697
Related party receivables	996	920
Related party notes receivable	461	378
Inventories	8,255	8,075
Prepaid expenses and deposits	709	578
Future income tax asset	3,587	3,356
Total current assets	81,710	76,311

Capital assets	6,306	6,079
Intangible assets	6,976	6,719
Goodwill	1,494	1,494
Other assets	865	816
Deferred development costs	1,188	1,253
Future income tax asset	4,558	4,296
Total assets	$103,097	$96,968
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$12,455	$12,336
Related party payables	13	72
Notes payable	622	541
Deferred revenue and customer deposits	936	692
Provision for future warranty costs	849	816
Total current liabilities	14,875	14,457

Licence fee payable	509	691
Deferred gain on sale/leaseback of capital assets	204	231
Total liabilities	15,588	15,379

Shareholders' equity:
Capital stock	41,318	40,953
(Common shares issued and outstanding: 8,565 at Mar. 31, 2007 and 8,529 at Dec. 31, 2006)
Contributed surplus	1,876	1,647
Retained earnings	44,362	38,989
Accumulated other comprehensive income (loss)	(47)	―
Total shareholders' equity	87,509	81,589
Total liabilities and shareholders' equity	$103,097	$96,968

NOVATEL INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in Canadian $ thousands, except per share data)
(Unaudited)

	Three months ended
	March 31, 2007	March 31, 2006
Revenue:
Product sales	$19,216	$17,405
NRE fees	1,041	1,045
Total revenues	20,257	18,450

Cost of sales:
Cost of product sales	7,313	6,734
Cost of NRE fees	651	622
Total cost of sales	7,964	7,356

Gross profit	12,293	11,094

Operating expenses:
Research and development	3,814	3,189
Selling and marketing	1,895	1,700
General and administration	2,160	1,686
Foreign exchange (gain) loss	(69)	(102)
Total operating expenses	7,800	6,473

Operating income	4,493	4,621

Interest income, net	494	287
Other expense	(52)	(20)

Income from operations before income taxes	4,935	4,888

Income taxes
Current provision	55	81
Future income tax (benefit) expense	(493)	(428)
Total income tax (benefit) expense	(438)	(347)

Net income	$5,373	$5,235

Net income per share (basic)	$0.63	$0.62

Weighted average shares outstanding (basic)	8,550	8,377

Net income per share (diluted)	$0.61	$0.59

Weighted average shares outstanding (diluted)	8,851	8,817

NOVATEL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Canadian $ thousands)
(Unaudited)

	Three Months Ended
	March 31, 2007	March 31, 2006
Operating activities:
Net income	$5,373	$5,235
Charges and credits to operations not involving an outlay of cash:
Amortization	899	847
Loss on disposal of capital assets	12	―
Current income tax provision and future income tax benefit	(438)	(367)
Stock-based compensation expense	272	505
Amortization of deferred gain on sale/leaseback of capital assets	(27)	(28)
Accretion on royalty payable	56	―
Net change in non-cash working capital related to operations:
Increase in accounts receivable and related party receivables	(1,682)	(4,164)
Increase in inventories	(180)	(644)
(Increase) decrease in prepaid expenses and deposits	(131)	121
(Decrease) increase in accounts payable, accrued liabilities and related party payables	(193)	1,393
Increase in deferred revenue	244	304
Increase in provision for future warranty costs	33	40
Increase in other assets	(49)	―
Cash provided by operating activities	4,189	3,242
Financing activities:
Issuance of shares	322	301
Related party notes receivable	(87)	(374)
Notes payable	87	535
Effect of exchange rate changes on financing activities	(2)	3
Cash provided by financing activities	320	465
Investing activities:
Purchase of capital and intangible assets	(1,417)	(1,355)
Proceeds from disposal of capital assets	―	4
Purchase of short-term investments	(15,531)	(12,429)
Proceeds from short-term investments	12,174	10,395
Cash used in investing activities	(4,774)	(3,385)

Increase (decrease) in cash and cash equivalents	(265)	322
Cash and cash equivalents, beginning of period	3,853	2,721
Cash and cash equivalents, end of period	$3,588	$3,043
Interest paid related to bank advances and capital lease obligations	―	―
Income taxes paid	―	$20